Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

December 11, 2018

Re:          Pacific Global ETF Trust (the “Registrant”)

Request to Withdraw Registration Statement on Form N-1A (File Nos. 811-23376 and 333-227102)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) withdraw, effective as of the date hereof or at the earliest practicable date hereafter, a filing that was labeled as an initial registration statement for the Registrant, pertaining to Pacific Global Enhanced Floating Rate ETF ( “FLRT”) on Form N-1A (Accession No. 0001104659-18-054109) together with all exhibits thereto (collectively, the “FLRT Registration Statement”). The FLRT Registration Statement was originally filed on August 29, 2018, but was inadvertently filed as a separate registration statement on Form N-1A rather than as a combined registration statement along with the Registrant’s other series, Pacific Global US Equity Income ETF (“USDY”). After the Commission has declared the Registrant’s registration statement on Form N-1A with respect to USDY effective, the Registrant will file a post-effective amendment pursuant to Rule 485(a) under the Securities Act to register FLRT.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Bibb Strench at (202) 973-2727.

Very truly yours,

By:	/s/ Bibb L. Strench
Bibb L. Strench

cc:                                J.G. Lallande

Pacific Global Asset Management